JUNE 20, 2000

SUPPLEMENT TO PROSPECTUS DATED JANUARY 27, 2000

Effective June 20, 2000, the following paragraphs are hereby substituted for the first full paragraph of the section entitled “TERMS OF SALE” located on page 1 of the prospectus dated January 27, 2000:

If all the securities offered are sold, we will receive $100.0 million from the sale of demand loan certificates and $166.0 million from the sale of subordinated debenture bonds. Also, we will exchange subordinated debenture bonds with a face amount of up to $70.0 million for other subordinated debt securities. If more than $166.0 million face amount of subordinated debenture bonds is sold for cash a lesser amount will be available for exchange. We will pay approximately $8.4 million in commissions and $1.6 million in other expenses. The agent is not required to sell any specific number or dollar amount of securities but will use their best efforts to sell the securities offered.

Through June 15, 2000, in connection with this offering, we have issued and sold approximately $9.3 million face amount of demand loan certificates and approximately $59.6 million face amount of subordinated debenture bonds and have issued approximately an additional $37.4 million face amount of subordinated debenture bonds in exchange for other subordinated debt securities.